Exhibit 2.1

DMAA — Omnibus Amendment No. 3 (Re-Executed) — Page 1

OMNIBUS AMENDMENT NO. 3

dated as of July 14, 2026

TO THE DEFINITIVE MERGER AGREEMENT

(which Definitive Merger Agreement is dated as of April 29, 2026, as heretofore amended)

This OMNIBUS AMENDMENT NO. 3 (this “Amendment”) is entered into as of July 14, 2026, by and between DRUGS MADE IN AMERICA ACQUISITION CORP., a Cayman Islands exempted company (“DMAA” or the “Company”), and POWER ANALYTICS GLOBAL CORP, a Delaware corporation (“PAGC”). DMAA and PAGC are each a “Party” and together the “Parties.” Capitalized terms used and not defined herein have the meanings given in the Original Agreement (as defined below).

RECITALS

A. The Parties are parties to the Definitive Merger Agreement, dated as of April 29, 2026, as amended by Amendment No. 1 thereto, dated as of April 30, 2026, and Amendment No. 2 thereto, dated as of April 30, 2026 (as so amended, the “Original Agreement,” and as amended by this Amendment, the “Agreement”).

B. At an extraordinary general meeting held April 27, 2026, the Company’s shareholders approved an amendment to the Company’s charter permitting up to twelve one-month extensions of the business combination deadline to April 29, 2027; in connection therewith, holders of 9,440,230 public shares redeemed for $99,336,016.67, following which 24,276,913 ordinary shares remain outstanding, of which 13,559,770 are public shares.

C. The Parties desire to fix the Company’s capitalization prior to the filing of the Registration Statement by resolving the Company’s founder shares, rights, representative shares, and other fixed and contingent issuances; to restate the financing and minimum-cash architecture; and to establish the pre-Closing timeline.

D. The Parties are in advanced negotiations with a third company regarding a three-party combination, on a framework reflected in a draft letter of intent circulated July 1, 2026, with execution of a definitive letter of intent expected during the week of July 13, 2026 (as executed, whenever executed, the “LOI”). Such third company (the “Additional Target”) is not identified by name in this Amendment; it shall be identified exclusively by a joint written designation delivered by the Parties pursuant to Section 4.1 (the “Designation Notice”). Neither this Amendment nor any obligation hereunder is conditioned on execution of the LOI, and the Parties desire to pre-approve the form of Amendment No. 4 attached as Annex A hereto on a contingent-effectiveness basis, without conditioning any other provision of this Amendment thereon.

E. PAGC and BV Advisory Partners, LLC (“BV”) — the investor holding convertible notes of the Company and entitled to not less than 40% of sponsor-level economics under the Definitive Interim Investment and Sponsor Transition Agreement dated March 23, 2026 — are under common principal ownership, as was fully disclosed to and considered by the Company’s board of directors prior to its approval of the March 23, 2026 transition agreement and the Original Agreement. The Parties acknowledge that the Business Combination accordingly constitutes an affiliated business combination for purposes of the Company’s governing documents, IPO prospectus commitments, and applicable disclosure rules, and this Amendment implements the protections of Section 6.5 in respect thereof.

NOW, THEREFORE, in consideration of the mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

ARTICLE 1 — CERTAIN DEFINITIONS

1.1 Definitions. As used in the Agreement: “Company Fully Diluted Share Number” means, as of immediately prior to the Effective Time: (i) the public shares outstanding after giving effect to all redemptions; plus (ii) the founder shares outstanding after giving effect to all forfeitures and surrenders pursuant to the Support Agreements; plus (iii) the 430,000 private placement shares (less the 45,092 shares cancelled pursuant to Section 2.1(c)); plus (iv) the 230,000 representative shares; plus (v) the 200,000 shares issued March 11, 2025; plus (vi) the 425,000 Executive Shares; plus (vii) the ordinary shares issuable upon conversion of rights that remain outstanding as of the Effective Time; plus (viii) the ordinary shares issuable upon conversion of any convertible notes and working capital loans outstanding at the Effective Time (calculated at the price required by their terms, using the Reference Price for any market-price mechanic). “Executive Shares” means the 250,000 ordinary shares issuable in respect of Roger E. Bendelac (via Aleutian Equity Holdings LLC) and the 175,000 ordinary shares issuable in respect of Saleem Elmasri (via Titan Advisory Services LLC), in each case as previously approved by the Company’s board of directors, governed exclusively by the executed agreements disclosed in the Company’s Form 8-K dated April 22, 2026, and referenced in this Amendment solely for share-count purposes. “Reference Price” means $10.00 per ordinary share. “Structure Election Date” means September 30, 2026. “Support Agreements” means the Sponsor Support and Surrender Agreement and the Founder-Holder Support Agreements described in Sections 2.1 and 2.2.

ARTICLE 2 — CAPITALIZATION RESOLUTION

2.1 Sponsor Support and Surrender Agreement. Within 30 days after the date hereof, the Company shall enter into, and shall use reasonable best efforts to cause Drugs Made In America Acquisition LLC (the “Sponsor”) and Lynn Stockwell to enter into, a Sponsor Support and Surrender Agreement in form reasonably acceptable to PAGC providing for: (a) the surrender and forfeiture to the Company, for no consideration and effective as a contribution to the Company’s capital as a matter of Cayman Islands law, of not less than fifty percent (50%) of the ordinary shares held by the Sponsor; (b) earnout vesting of the remainder of the Sponsor’s ordinary shares (50% vesting if the closing price equals or exceeds $12.50, and 50% if it equals or exceeds $15.00, in each case for any 20 trading days within a 30-trading-day period commencing after the Closing, with unvested shares forfeited on the fifth anniversary of the Closing); (c) the cancellation and surrender of the 45,092 ordinary shares corresponding to the unfunded portion of the Sponsor’s private placement subscription; (d) the surrender for no consideration of the Sponsor’s 430,000 private placement rights; and (e) voting, lock-up, and cooperation covenants consistent with the Sponsor’s standstill, non-voting and cooperation acknowledgment dated March 18, 2026.

2.2 Founder-Holder Support Agreements. Within 45 days after the date hereof, the Company shall use reasonable best efforts to obtain Founder-Holder Support Agreements, in form reasonably acceptable to PAGC, from holders of not less than 80% of the founder shares not held by the Sponsor, each providing for: (a) forfeiture and/or earnout vesting of not less than fifty percent (50%) of such holder’s founder shares on the mechanics of Section 2.1(b); (b) an agreement to vote all shares held in favor of the Business Combination; (c) confirmation of existing lock-up and redemption-waiver obligations; and (d) the surrender for no consideration of any rights held by such holder.

2.3 Rights Resolution. (a) Promptly following the date hereof, the Company shall obtain and deliver to PAGC the Rights Agreement and a determination of its amendment requirements (the “Rights Route Determination”). (b) At such time as the Company’s board of directors determines, having regard to the availability of funding from sources other than the Trust Account and the status of public disclosure — but in any event prior to or concurrently with the mailing of the definitive proxy statement/prospectus for the Business Combination — the Company shall, at its election with PAGC’s consent (not to be unreasonably withheld, conditioned or delayed), commence one of: (i) a cash tender offer for all outstanding publicly held rights at a price of not less than $0.25 and not more than $0.35 per right, conducted in accordance with Rule 13e-4 and Regulation 14E and funded solely from sources other than the Trust Account; (ii) an exchange offer on economically equivalent terms; or (iii) a consent solicitation to amend the Rights Agreement to provide for cash settlement or a reduced conversion ratio, together with a customary consent fee; any such consent solicitation may be conducted concurrently with, and as part of, the Registration Statement and proxy process for the Business Combination, with any resulting amendment to the Rights Agreement conditioned upon, and effective only at, the Closing — such that the requisite consent of rights holders under the Rights Agreement is obtained in connection with, and as a practical condition of, the Business Combination, it being acknowledged that no amendment of the rights shall be effected without the consent of holders required by the Rights Agreement, and that rights not tendered, exchanged, or amended shall remain outstanding and convert in accordance with their terms. (c) Notwithstanding the foregoing, the Company shall not commence any tender offer, exchange offer, or consent solicitation under this Section 2.3 at any time when the Company possesses material nonpublic information concerning the Business Combination (including the matters described in Recital D) that has not been publicly disclosed, and the offer documents shall include all information required by applicable law. (d) The Company shall keep PAGC reasonably informed of participation and shall not increase the consideration beyond the stated maximum without PAGC’s consent. (e) It shall be a condition to PAGC’s obligation to consummate the Closing that rights remaining outstanding as of the Effective Time are convertible into no more than such number of ordinary shares as PAGC shall have approved in writing in connection with the commencement of the applicable offer or solicitation (or, if none is commenced, as the Parties shall agree in connection with the mailing of the definitive proxy statement/prospectus), which approval and agreement shall not be unreasonably withheld.

2.4 Underwriter Arrangements. The Company shall use reasonable best efforts to enter into, within 45 days after the date hereof, a side letter or amendment with Clear Street LLC providing for: (a) a lock-up of the 230,000 representative shares on terms no less restrictive than the founder lock-up, together with such forfeiture or earnout of such shares, if any, as may be negotiated; (b) a restatement (and any negotiated reduction or share-settlement) of the deferred underwriting fee, currently $6,900,000 subject to the redemption adjustment (approximately $6.19 million as of the date hereof); and (c) coordination of the foregoing with Clear Street’s engagement as placement agent for the PIPE.

2.5 Executive Shares; Fixed Issuances. The Executive Shares were previously approved and disclosed, are governed exclusively by their existing executed agreements, and require no further approval or action under this Amendment; they are included in Schedule 2.5 and in the Company Fully Diluted Share Number solely so that the share count is complete. The Company represents that Schedule 2.5 sets forth its complete capitalization as of the date hereof, including the March 2025 issuance of 200,000 shares and the 230,000 representative shares, and shall deliver an updated Schedule 2.5, certified by an authorized officer of the Company and reconciled to the records of its transfer agent, not later than five Business Days prior to the Closing and again immediately prior to the Effective Time.

2.6 Consideration True-Up. The provisions of the Original Agreement governing the calculation of the merger consideration and exchange ratio are amended so that all per-share computations and the aggregate share consideration issuable to PAGC equityholders are calculated by reference to the Company Fully Diluted Share Number and the Reference Price, such that the equity value ascribed to PAGC under the Agreement (or, if the Contingent Amendment becomes effective, the combined framework therein) is issued against the Company’s true fully diluted capitalization at Closing.

ARTICLE 3 — FINANCING; MINIMUM CASH; TRUST

3.1 Permitted Financings. Notwithstanding anything in the Original Agreement, the following shall be permitted and shall not breach any exclusivity, no-shop, or capital-raising restriction: (a) the convertible notes issued and issuable to BV Advisory Partners, LLC under the Definitive Interim Investment and Sponsor Transition Agreement dated March 23, 2026 (up to $500,000, convertible at a 35% discount following the Closing), provided that any “sponsor-level economics” payable to such investor shall be determined net of all forfeitures and surrenders effected under Article 2, and that all determinations of the Company with respect to such investor’s arrangements shall be made in accordance with Section 6.5(b); (b) one or more private placements of equity or equity-linked securities of the Company or the post-combination company in an aggregate amount of up to $150,000,000, placed by Clear Street LLC and/or such additional placement agents as the Company and PAGC approve, and direct investments by strategic or institutional investors in connection therewith, subject in each case to customary confidentiality and wall-crossing procedures for any investor brought over the wall prior to public announcement; (c) working capital loans convertible into units at $10.00 per unit up to $1,500,000 as disclosed in the Company’s Annual Report; and (d) at the Company’s option and without any obligation or assumption, a pre-PIPE convertible note facility of up to $5,000,000 (minimum initial closing $1,500,000; interest capitalized into principal), it being acknowledged that such facility has not been consummated, may not occur, and shall not be assumed in any covenant, condition, or computation under the Agreement.

3.2 Minimum Cash. The minimum-cash provisions of the Original Agreement are restated as set forth on Schedule 3.2, which shall provide: a target of $30,000,000 and a floor of $15,000,000; an adjustment grid specifying the valuation and ownership consequences at defined available-cash levels; and that “Available Closing Cash” counts Trust Account proceeds net of final redemptions, PIPE proceeds actually funded, any agreed reduction of the deferred underwriting fee, and proceeds of the facility described in Section 3.1(d) only if and to the extent actually funded at or prior to Closing. The grid and the floor shall be satisfiable without any proceeds of such facility.

3.3 Extension Deposits. The Parties acknowledge that the Company’s shareholders approved, on April 27, 2026, up to twelve one-month extensions of the business combination deadline through April 29, 2027, with no further shareholder authorization required, upon a monthly deposit of the lesser of $300,000 or $0.04 per non-redeemed public share. Nothing in this Section revisits that authorization. This Section addresses funding only: the Company shall maintain, and upon PAGC’s reasonable request evidence, a committed source for such deposits through the Outside Date that does not assume the facility described in Section 3.1(d).

3.4 Acknowledgment of Redemption Baseline. The Parties acknowledge the redemption described in Recital B, and all references in the Original Agreement to the Company’s public shares are conformed to a baseline of 13,559,770 public shares, subject to further redemptions in connection with the Business Combination vote.

ARTICLE 4 — CONTINGENT AMENDMENT NO. 4 (ADDITIONAL TARGET)

4.1 Pre-Approval; Contingent Effectiveness. The Parties approve the form of Amendment No. 4 to the Agreement attached as Annex A (the “Contingent Amendment”). The Contingent Amendment shall become effective if, and only if, on or before the Structure Election Date, (a) the LOI has been executed and the Parties have delivered the Designation Notice identifying the Additional Target by its legal name, (b) the Additional Target and each merger subsidiary contemplated thereby execute and deliver the joinder attached to the Contingent Amendment, and (c) each condition to effectiveness stated therein is satisfied. If the Contingent Amendment has not become effective by the Structure Election Date, it shall be void ab initio without any action of the Parties, no Party shall have any obligation thereunder, and the Parties shall proceed with the Business Combination on the basis of the Agreement without regard thereto.

4.2 No Delay. No obligation under this Amendment or the Original Agreement — including the Registration Statement filing covenant in Section 5.1 — shall be delayed, conditioned, or excused by reference to the Contingent Amendment or to any negotiation with the Additional Target.

ARTICLE 5 — TIMELINE

5.1 Registration Statement. The Company shall file the Registration Statement on Form S-4 within 45 days after the later of (a) the date hereof and (b) receipt of the audited financial statements of PAGC required for inclusion therein (or, solely if the Contingent Amendment has become effective, the financial statements required for the structure elected thereunder); provided that if the Contingent Amendment has not become effective by the Structure Election Date, the Registration Statement shall be filed on the basis of the Agreement without further delay.

5.2 Outside Date. The Outside Date is February 26, 2027. Each Party shall use reasonable best efforts to consummate the Closing prior to the Outside Date, and in any event prior to April 29, 2027.

ARTICLE 6 — HOUSEKEEPING

6.1 Schedules; Representations. The disclosure schedules are updated as attached; each Party’s representations and warranties are brought down to the date hereof, subject to such schedules, including the Company’s disclosure of the Sponsor’s default and standstill, the working-capital withdrawals, going-concern qualification, and material weaknesses.

6.2 Registration Rights. At the Closing, the Company’s registration rights agreement shall be amended to add the PAGC equityholders, BV Advisory Partners, LLC, and the recipients of the Executive Shares (and, if the Contingent Amendment becomes effective, the equityholders of the Additional Target).

6.3 Prior Drafts Superseded. Any draft three-party amendment circulated prior to the date hereof (including the draft circulated in May 2026), and the version of this Omnibus Amendment No. 3 executed prior to the date hereof (if any), are superseded in their entirety by this Amendment and shall be of no effect.

6.4 Conformed Copy. Counsel shall prepare a single conformed copy of the Agreement as amended through this Amendment for use as an exhibit to the Registration Statement.

6.5 Related-Party Protections. In light of the common principal ownership described in Recital E: (a) it shall be a condition to the Company’s obligation to consummate the Closing that the Company’s board of directors shall have received an opinion of an independent investment banking firm or independent valuation firm, in customary form, to the effect that the Business Combination is fair, from a financial point of view, to the Company (and/or its unaffiliated shareholders), and the Company shall engage such firm promptly following the date hereof; (b) each determination, consent, waiver, or amendment on the part of the Company under Sections 2.1 through 2.4, Section 2.6, Section 3.1(a), Section 3.2, and Article 4 shall be made by, or at the direction of, the Company’s independent and disinterested directors; (c) PAGC shall deliver, within 10 Business Days, a schedule of all direct and indirect ownership, economic, and contractual relationships between (x) PAGC and its officers, directors, and 5% holders and (y) BV, its principals, and their affiliates, which schedule shall be updated through Closing and disclosed in the Registration Statement; (d) PAGC shall promptly inform the Company whether the Additional Target, or any of its officers, directors, or significant holders, has any affiliation with PAGC, BV, or their respective principals, and any such affiliation shall be addressed in the fairness opinion under clause (a) and disclosed; and (e) the affiliation described in Recital E shall be disclosed in the Form 8-K reporting this Amendment and prominently in the Registration Statement.

ARTICLE 7 — MISCELLANEOUS

7.1 Effect. Except as expressly amended hereby, the Original Agreement remains in full force and effect. This Amendment is governed by the law governing the Original Agreement (Delaware, per Amendment No. 1). This Amendment may be executed in counterparts, including by electronic signature, each of which is an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

DRUGS MADE IN AMERICA ACQUISITION CORP.

By:

Name:	Roger E. Bendelac

Title:	Chief Executive Officer

POWER ANALYTICS GLOBAL CORP

By:

Name:	Keith Barksdale

Title:	Executive Chairman

ANNEX A

FORM OF AMENDMENT NO. 4 TO THE DEFINITIVE MERGER AGREEMENT

(Contingent — effective only upon joinder by the Additional Target on or before the Structure Election Date, per Article 4 of Omnibus Amendment No. 3. To be conformed by counsel to the LOI as executed; the economic framework below reflects the status of negotiations as of the date of Omnibus Amendment No. 3 and adjusts automatically to the executed LOI, subject to Section 4 hereof.)

This AMENDMENT NO. 4 to the Definitive Merger Agreement dated as of April 29, 2026, as amended (“Amendment No. 4”), is entered into by and between DMAA and PAGC and, upon execution of the Joinder below, the Additional Target (the entity identified in the Designation Notice delivered pursuant to Section 4.1 of Omnibus Amendment No. 3, whose legal name shall be inserted at joinder), PAGC Merger Sub, Inc., and a second Delaware merger subsidiary of DMAA to be formed for the Additional Target merger (“Merger Sub II”).

1. Restructuring. The Business Combination is restructured such that DMAA remains the surviving publicly traded Cayman Islands parent, and at the Closing (a) PAGC merges with PAGC Merger Sub and survives as a wholly-owned Delaware subsidiary of DMAA, and (b) the Additional Target merges with Merger Sub II and survives as a wholly-owned Delaware subsidiary of DMAA, in each case by reverse triangular merger.

2. Consideration. The Business Combination reflects a combined equity value of $3,000,000,000 for PAGC and the Additional Target, taken together, allocated between PAGC and the Additional Target in the respective percentages set forth in the executed LOI. The Parties acknowledge that such allocation remains under active negotiation as of the date of Omnibus Amendment No. 3 and is not fixed by this Amendment No. 4; upon execution of the LOI, this Section shall be conformed to the allocation set forth therein without further action of the Parties. The consideration is payable in DMAA ordinary shares at the Reference Price of $10.00 per share, in each case subject to the adjustment and true-up mechanics of the Agreement (including Section 2.6 of Omnibus Amendment No. 3); provided that if the executed LOI reflects a combined equity value other than $3,000,000,000, such change shall require the further approval of the DMAA board of directors as a condition to effectiveness under Section 4.

3. Dual Path. If the Additional Target achieves Audit Readiness (PCAOB-audited financial statements for all periods required for inclusion in the Registration Statement) on or before the Path Determination Date (September 30, 2026), both mergers close simultaneously (Path A). If not, the PAGC merger closes first as the initial Business Combination, and the Additional Target merger closes thereafter under a cross-conditioned agreement on the terms hereof (Path B).

4. Conditions to Effectiveness. This Amendment No. 4 is of no force or effect unless and until, on or before the Structure Election Date: (a) the LOI has been executed and the Designation Notice delivered, and the Additional Target and both merger subsidiaries execute the Joinder (inserting the Additional Target’s legal name); (b) the boards of directors of each Party and of the Additional Target have approved this Amendment No. 4 (in the case of DMAA, with such fairness analysis as the DMAA board deems appropriate for the revised valuation framework); (c) the parties have agreed a reconciled presentation of PAGC’s projected financial information for use in the Registration Statement; and (d) the affiliation inquiry under Section 6.5(d) of Omnibus Amendment No. 3 has been completed with respect to the Additional Target and, if any affiliation with PAGC, BV Advisory Partners, LLC, or their principals exists, the fairness opinion under Section 6.5(a) covers the combined transaction.

5. Miscellaneous. Except as amended hereby, the Agreement (including Omnibus Amendment No. 3) remains in full force and effect. Delaware law governs. Counterparts and electronic signatures permitted.

SIGNATURE PAGES TO FORM OF AMENDMENT NO. 4 — DO NOT EXECUTE ON THE DATE OF OMNIBUS AMENDMENT NO. 3. The signature blocks below — including those of DMAA and PAGC — are to be executed only upon joinder of the Additional Target pursuant to Article 4 of Omnibus Amendment No. 3. Approval of this form is given by execution of Omnibus Amendment No. 3 itself; no signature below is required or requested at the execution of Omnibus Amendment No. 3.

JOINDER — By executing below, the Additional Target and each merger subsidiary joins and agrees to be bound by the Agreement as amended, including this Amendment No. 4.

DRUGS MADE IN AMERICA ACQUISITION CORP. (execute at joinder only)

By:

Name:	Roger E. Bendelac

Title:	Chief Executive Officer

POWER ANALYTICS GLOBAL CORP (execute at joinder only)

By:

Name:

Title:

[LEGAL NAME OF ADDITIONAL TARGET] (upon joinder)

By:

Name:

Title:

PAGC MERGER SUB, INC.; MERGER SUB II (upon joinder)

By:

Name:

Title: